Contact

www.linkedin.com/in/peteflint
(LinkedIn)

Top Skills

E-commerce
Venture Capital
Marketing

Languages

French

Honors-Awards

OBE (Order of the British Empire)

Publications

Swanepoel Trends Report (2014 Edition)

Pete Flint

General Partner @ NFX
San Francisco, California, United States

Summary

NFX is a pre-seed and seed venture firm based in San Francisco that is a transforming how true innovators are funded.
As founders ourselves, we built 10 companies with more than $10 billion in exits across multiple industries and geographies. We believe that creating something of true significance starts with seeing things others do not.

Previously Pete was Founder, Chairman and CEO of Trulia for over a decade. in 2015 Pete merged Trulia with Zillow in a transaction which valued Trulia at $3.5Bn and served on the Zillow Group board during the integration.

Trulia is one of the most popular and pioneering real estate web and mobile apps in the US. Pete started Trulia to revolutionize the real estate experience by empowering consumers to make better decisions. Pete raised $33M from leading venture capital such as Sequoia and Accel and built a leading mobile app in the category and then had a successful IPO.

Pete is a frequent speaker at Entrepreneurship and Technology conferences and regular appearances on CNBC, FOX, Bloomberg, WSJ, NYTimes. and a guest lecturer at Stanford University and the University of Oxford. Pete was awarded an OBE for services to entrepreneurship in the 2021 Queens Birthday Honors list.

Previously spent 5 years as a founding team member and Head of Global Business Development at lastminute.com. By the early 2000's lastminute.com had become Europe's largest online travel company with >2000 employees, >$1bn transactions and operations in 12 countries. Acquired in May 2005 by Travelocity (Sabre Holdings) for $1.1bn in cash.

Stanford MBA, Class of 2005. Undergraduate and Masters degree in Physics from Oxford (Magdalen College).

For meeting requests please use: https://signal.nfx.com/event-briefs/pete-flint-p

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Experience

NFX
General Partner
December 2016 - Present (8 years)
San Francisco Bay Area

NFX is a pre-seed and seed stage venture firm based in San Francisco that is a transforming how true innovators are funded. We believe that creating something of true significance starts with seeing things others do not.

As Founders, we reinvented industries with this mindset. As investors, our approach is no different.

We do this by asking ourselves one question - ideally, how should the startup experience work for Founders, both NFX and the whole ecosystem? Our lens is always through the eyes of the Founder. Our approach is to first build an early stage experience for all Founders that is powered by more software. Second, to bring the founders we back exponential yet little-known techniques for network effects and growth. Third, to make visible the typically unseen methods of technology's most impactful companies.

As founders ourselves, we built 10 companies with more than $10 billion in exits across multiple industries and geographies. We're entrepreneur first because we were entrepreneurs first.

Stanford University Graduate School of Business
Stanford GSB Management Board
October 2018 - Present (6 years 2 months)
San Francisco Bay Area

Oxford Foundry
Advisory Board Member - University of Oxford Accelerator/Incubator
October 2018 - Present (6 years 2 months)
Oxford, United Kingdom

GBx Global

Founding Chairman, Board member
April 2017 - Present (7 years 8 months)
San Francisco Bay Area

Non-profit who's membership includes the leading British entrepreneurs & investors in the Bay Area working with them to innovate, collaborate and inspire others.

Various disruptive technology companies
Investor and Advisor
2012 - Present (12 years)

I'm currently spending the majority of my time investing and advising disruptive technology companies sharing my experiences, hopefully offering helpful advice and sharing lessons learnt from my mistakes with some incredible entrepreneurs, executives and founders. I love working with founders on helping them evolve their product and to achieve exponential growth. I find it immensely rewarding.

New Story Charity
Founding Board Member
March 2016 - Present (8 years 9 months)

New Story Charity (www.newstorycharity.org), is a technology enabled platform focused on eliminating homelessness by building sustainable communities around the world. New Story Charity is a YC S15 non-profit.

Zillow Group
Zillow Group Board of Directors
February 2015 - June 2017 (2 years 5 months)
San Francisco Bay Area

Excited to have worked with a great group of people that are focusing on using technology to improve the real estate industry for everyone for many years to come.

Zillow Group (NASDAQ:Z) houses a portfolio of the largest real estate and home-related brands on the Web and mobile. The company's brands focus on all stages of the home lifecycle: renting, buying, selling, financing and home improvement. Zillow Group is committed to empowering consumers with unparalleled data, inspiration and knowledge around homes, and connecting them with the right local professionals to help. The Zillow Group portfolio of consumer brands includes real estate and rental marketplaces Zillow®, Trulia®, StreetEasy® and HotPads®. In addition, Zillow Group works with tens of thousands of real estate agents, lenders and rental professionals, helping them maximize business opportunities and connect to millions of consumers. The company operates a number of brands for real estate, rental and mortgage professionals, including Postlets®, Mortech®, Diverse Solutions®, Market Leader®, ActiveRain® and Retsly™. The company is headquartered in Seattle.

Trulia
Founder and CEO
August 2004 - June 2015 (10 years 11 months)

Leading online real estate web and mobile app - transforming real estate for consumers and professionals.
I was particularly focused on product and our growth strategy.
Founder, CEO and Chairman from incorporation in 2005 to acquisition in 2015.
Raised $33M in VC from Accel Partners and Sequoia Capital.
IPO Sept 2012, NYSE:TRLA.
Scaled to >50M Monthly Unique users, >$250M annual revenue & >1000 employees in 2014.
Acquired by Zillow in July 2014 for $3.5Bn, closed Feb 2015.

Battery Ventures
Investor
June 2004 - September 2004 (4 months)

Strategy, analysis, sourcing and advising investments while I was between my first and second year at Stanford GSB.

lastminute.com
Founding Team: lots of leadership roles, mostly product, marketing & biz dev
July 1998 - June 2003 (5 years)

A key member of the Senior Management team that built the company from a business plan to a $1bn+ profitable Public company with operations in 12 countries. Last role was Head of Global Business Development.

Marketing and Customer Acquisition
Initiated, negotiated and managed over 100 online marketing partnerships (AOL, Yahoo, MSN etc.). Set up affiliate, email and viral programs that were critical to building Europe#s most recognized online commerce brand.

Advised launch strategies and mentored marketing and business development teams in new country launches all across Europe. Acquired over 7m email subscribers.

Product Development
Launched e-commerce, mobile and digital TV services

Leadership and Operational Experience
Managed German office with staff of 35, restructured operations
Speaker at numerous industry conferences.

Transaction Experience
Worked closely with the CFO to prepare prospectus and filing for successful IPO
Evaluated potential acquisitions and joint ventures.

News Corp
Product Management and Business Development for LineOne JV with British Telecom
September 1997 - June 1998 (10 months)

Joint venture between BT and News International to form an early UK version of AOL with content from News Corp brands and access from British Telecom. My role was to build the e-commerce business.

JP Morgan
Summer Associate
June 1995 - September 1995 (4 months)

Watched and was inspired by the intersection of finance and technology during the Netscape IPO.

IBM
Pre-University Employee
September 1992 - August 1993 (1 year)

Working with retailers, was very early e-commerce work

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Education

Stanford Graduate School Of Business
MBA · (September 2003 - June 2005)

University of Oxford

M.Phys, Physics · (1993 - 1997)

Singularity University

Executive Program · (2016 - 2016)

Weizmann Institute of Science

International Summer Science School, AKA Nerd Camp · (1993 - 1993)